ViRexx Medical Corp.                                                                                                                                                  For Immediate Release

VIREXX ANNOUNCES APPOINTMENT OF DIRECTORS AND NOTICE OF INTENTION TO MAKE A PROPOSAL TO CREDITORS

EDMONTON, ALBERTA – November 21, 2008 – ViRexx Medical Corp. (“ViRexx and/or “the Company”) today announced the appointment of two new directors to its board and that on October 16, 2008 the Company filed a Notice of Intention  (“NOI”) to make a proposal to its creditors pursuant to the Bankruptcy and Insolvency Act  (Canada) (“BIA”).

Following the resignations of Douglas Gilpin, Yves Cohen, Michael Marcus and Jacques LaPointe as directors of the Company, the following people were appointed as Directors of the Company as at September 14, 2008:

Roger Flowerdew, CA
William Milligan

The Board of Directors of the Company now has three members, including the Chairman and Interim CEO, Darrell Elliott.

As a result of having insufficient financial resources to meet all of its existing creditor obligations, on October 16, 2008, the Company filed a NOI to make a Proposal under the BIA.  This will facilitate an orderly evaluation of strategic alternatives including those designed to strengthen the Company’s business model and capital structure.

The NOI filing allows ViRexx to maintain scaled-back operations and maintain the integrity of its assets while evaluating its strategic alternatives and developing a restructuring proposal for creditors. Until the Company files its proposal, Meyers Norris Penny Limited will monitor the activities of the Company  as trustee.

On November 7, 2008, ViRexx accepted a Letter of Intent (“LOI”) from Paladin Labs Inc. (“Paladin” or “Purchaser”), to provide an immediate cash injection as a debtor in possession (“DIP”) financing of up to an aggregate amount of CA$200,000 to ViRexx with interest at the prime rate posted by the Toronto Dominion Bank plus 4%. Interest shall be payable from the day any amount is disbursed.  Key terms of the LOI are as follows:

•
“Basket” proposal: full and final payment to all unsecured creditors of ViRexx in proportion to each such creditor’s pro rata share of all proven claims from the funds provided by the Purchaser equal to CA$1,250,000 less any amounts that ViRexx is required under applicable law to pay to creditors in priority to the unsecured creditors except for DIP financing repayment. Such amounts shall be payable up to CA$1,250,000 within 10 business days of the transaction closing;

•	Redemption of all issued and outstanding shares for CA$1.00 in the aggregate;
•
Former Shareholders as a class to be established on transaction closing will be entitled, on a pro rata basis, to a contractual right entitling them to a contingent payment of CA$2,000,000 in the aggregate, provided that on or before December 31, 2009 the Company receives net cash proceeds from the realization of assets of the Company equal to not less than CA$4,000,000. Deductions from net cash proceeds shall include amounts invested or loaned to the Company in excess of CA$1,250,000 with a venture capital return of 20% thereon (“Excess Investment”). Shareholders shall also receive pro-rata 25% of any cash milestone payments received from the sale or licensing of the assets completed prior to December 31, 2009, after deduction for excess investment to a maximum of CA$500,000 in the aggregate, and which payments are received by the Company within two years from the date of any such sale or licensing.

There can be no assurance that the Company will complete the proposed transaction with Paladin and, if it does, there can be no assurance that shareholders will receive any proceeds from a realization on the assets of the Company.  Although Paladin is currently committed to seek to realize proceeds from the sale of the assets of ViRexx, Paladin may, depending on costs, feasibility and market conditions, re-evaluate their position with respect to the continued development of ViRexx’s assets and may, as a result, cease or limit such development which, in turn, may cause it to be unable to realize any future proceeds from a sale of such assets.

Darrell Elliott, Chairman and Interim Chief Executive Officer, commented: “The collapse of ViRexx’s rights offering due to the failure of LM Funds Corp. to honour its standby commitment coincided with the current turmoil in global financial markets and greatly exacerbated the difficulties ViRexx has faced in securing alternative financing, as many investors and lenders have currently withdrawn from such activity. Nevertheless, the quality of ViRexx’s underlying science programmes, in the opinion of management, continue to be recognized and have generated interest by parties in several countries with whom ViRexx will continue discussions.  I would like to take the opportunity to welcome the new directors to the board and also to thank those members of the board who resigned on September 14, 2008, for their many years of service to the Company.”

About ViRexx Medical Corp.
ViRexx is a Canadian-based development-stage biotech company focused on developing innovative-targeted therapeutic products that offer better quality of life and a renewed hope for living.  Our platform technologies include product candidates for the treatment of Hepatitis B, Hepatitis C, avian influenza viral infections, biodefence and nanoparticle applications, select solid tumors and late-stage ovarian cancer.

Forward-look statements
Certain statements in this document constitute “forward-looking” statements that involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements related to ViRexx’s creditors proposal and restructuring efforts to be materially different from any results, performance or achievements expressed or implied by such forward-looking statements.  When used in this document, such statements use such words as “may”, “will”, “intend”, “should”, “expect”, “believe”, “plan”, “anticipate”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other similar terminology.  These statements reflect current expectations regarding future events and operating performance and speak only as of the date of this document.  Such statements include statements regarding Paladin’s decision to support the restructuring and additional financing to support the restructuring and obtaining Court approval for the restructuring.

Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether such results will be achieved.  A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements.

Although the forward-looking statements contained in this document are based upon what management believes are reasonable assumptions, the Company cannot make assurances that actual results will be consistent with these forward-looking statements.  ViRexx does not assume any obligation to update or revise them to reflect new events or circumstances, except as required by applicable securities legislation.

Additional financing will be required during the period to ensure that the Company can complete the restructuring process. There can be no assurance that additional financing will be available at all or on acceptable terms to permit ViRexx’s current operations to continue. If the Company is unsuccessful in raising sufficient financing it may be required to scale back further or terminate certain or all of its operations.

There can be no assurance that the Company will successfully emerge from its reorganization proceedings. Approval of a plan and emergence from reorganization proceedings will be subject to a number of conditions including approval of creditors and the Court of Queen’s Bench of Alberta.

Please refer to the Risk Factors commencing on page 9, Section D, of the Form 20F filed by ViRexx on July 11, 2008 located at www.sec.gov.  These Risk Factors are in effect.

For additional information about ViRexx, please see information available on SEDAR at www.sedar.com.

For more information, please contact:

Darrell Elliott Chairman and Interim Chief Executive Officer ViRexx Medical Corp. Tel: (780) 909 5793